Mail Stop 3030

                                                                 April 27, 2018

     Simon Gee
     Chief Executive Officer
     3AM Technologies, Inc.
     2360 Corporate Circle, Suite 400
     Henderson, NV 89074

            Re:      3AM Technologies, Inc.
                     Amendment No. 2 to Registration Statement on Form S-1 Filed April 2, 2018
                     File No. 333-210544

     Dear Mr. Gee:

           We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

            Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

            After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 28, 2016 letter.

     Results of Operations, page 25

     1. Provide management's discussion and analysis of the company's financial condition and results of operations for the interim periods required to be included in your filing. Refer to Regulation S-K Item 303(b).

     Capital Resources and Liquidity, page 25

     2. Revise to show your cash as of the end of the most recent period presented in your financial statements. Also, given your cash balance as of November 31, 2017 and your disclosed cash burn rate of $5,000 per month, revise to indicate the basis for your belief that your available cash will last for 7 to 8 months.
 Simon Gee
3AM Technologies, Inc.
April 27, 2018
Page 2

Notes to the Pro Forma Financial Statements

Note 3   Pro Forma Assumptions and Adjustments, page F-38

3. We note from page 3 that your offering is being conducted on a best efforts basis with no firm commitment from an underwriter and that there is no minimum number of shares that must be sold. As such, a pro forma adjustment assuming the sale of 20 million shares or any proceeds from this offering would not be factually supportable. Please revise the pro forma financial statements and accompanying notes to remove all adjustments and disclosure relating to assumed offering proceeds. Refer to Note 2 of
       Article 8-01 and Article 11-02(b)(6) of Regulation S-X.

Exhibit 10.2   Subscription Agreement

4. Tell us the purpose and effect of each representation and acknowledgement that you are requiring from investors on the subscription agreement signature page. Also, provide us your analysis of how each such representation and acknowledgement is consistent with
       Section 14 of the Securities Act and appropriate for shares purchased in a registered public offering.

        You may contact Gary Newberry at (202) 551-3761 or Lynn Dicker, Senior Accountant, at (202) 551-3616 if you have questions regarding comments on the financial statements and related matters. Please contact Tim Buchmiller at (202) 551-3635 or Daniel Morris at (202) 551-
3314 with any other questions.


                                                           Sincerely,

                                                           /s/ Daniel Morris
for

                                                           Amanda Ravitz
                                                           Assistant Director
                                                           Office of
Electronics & Machinery


cc:    William L. Macdonald, Esq.
       Macdonald Tuskey